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Exhibit (a)(11)

EXCO RESOURCES, INC.
INDEX TO AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
EXCO Resources, Inc.

        We have audited the accompanying consolidated balance sheets of EXCO Resources, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of operations, cash flows, changes in stockholders' equity, and comprehensive income (loss) for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EXCO Resources, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, in 2001 EXCO Resources, Inc. adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

        As discussed in Note 2 to the consolidated financial statements, EXCO Resources, Inc. adopted Statements of Financial Accounting Standards No. 141 "Business Combinations" in 2001 and No. 142 "Goodwill and Intangible Assets" in 2002.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 28, 2003
except for Note 2 and Note 14, as to which the dates are
June 27, 2003 and March 11, 2003, respectively

EXCO RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2002
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$1,856	$1,942
Accounts receivable:
Oil and natural gas sales	6,151	12,299
Joint interest	4,156	1,889
Interest and other	3,563	7,343
Oil and natural gas hedge derivatives	696	—
Marketable securities	2,598	1,823
Other	2,101	902

Total current assets	21,121	26,198
Proved developed oil and natural gas properties (full cost accounting method)	184,837	202,522
Accumulated depreciation, depletion and amortization	(75,110)	(93,203)

Proved developed oil and natural gas properties, net	109,727	109,319

Lease and well equipment (full cost accounting method)	20,116	35,565
Accumulated depreciation, depletion and amortization	(189)	(5,883)

Lease and well equipment, net	19,927	29,682

Unproved intangible oil and natural gas properties	6,647	4,979

Intangible acquired proved leaseholds	28,936	76,430
Accumulated depreciation, depletion and amortization	(402)	(10,459)

Acquired proved leaseholds, net	28,534	65,971

Office and field equipment, net	966	1,030
Deferred financing costs	1,249	1,100
Oil and natural gas hedge derivatives	—	140
Other assets	2,885	2,755

Total assets	$191,056	$241,174

See Note 2. "Intangible Acquired Proved Leaseholds and Lease and Well Equipment" for a discussion of certain reclassifications made to the Consolidated Balance Sheets.

EXCO RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2002
	(In thousands, except share data)
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$11,008	$21,821
Revenues and royalties payable	2,186	3,353
Accrued interest payable	128	95
Oil and natural gas hedge derivatives	—	7,924

Total current liabilities	13,322	33,193
Long-term debt	44,994	97,943
Deferred abandonment	1,466	2,176
Deferred income taxes	10,895	7,978
Commitments and contingencies	—	—
Stockholders' equity:
Preferred stock, $.01 par value: Authorized shares—10,000,000 Issued and outstanding shares—5,004,869 at December 31, 2001 and 2002	101,175	101,175
Common stock, $.02 par value: Authorized shares—25,000,000 Issued and outstanding shares—7,172,587 and 7,262,953 at December 31, 2001 and 2002, respectively	143	145
Additional paid-in capital	51,138	53,107
Deferred compensation	—	(705)
Notes receivable-employees	(1,117)	(173)
Deficit eliminated in quasi-reorganization	(8,799)	(8,799)
Retained deficit since December 31, 1997	(29,392)	(35,600)
Accumulated other comprehensive income:
Hedging activities	9,742	(5,024)
Foreign currency translation adjustments	(1,646)	(938)
Unrealized gain on equity investments	—	258
Treasury stock, at cost: 67,446 and 248,434 shares at December 31, 2001 and 2002, respectively	(865)	(3,562)

Total stockholders' equity	120,379	99,884

Total liabilities and stockholders' equity	$191,056	$241,174

See accompanying notes.

EXCO RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2000	2001	2002
	(In thousands, except per share amounts)
Revenues:
Oil and natural gas	$28,869	$61,237	$66,446
Other income	1,252	5,567	6,654
Gain on disposition of property, equipment and other assets	538	136	3

Total revenues	30,659	66,940	73,103
Cost and expenses:
Oil and natural gas production	9,484	23,914	29,223
Depreciation, depletion and amortization	4,949	14,244	18,558
General and administrative	2,003	4,806	10,968
Interest	1,369	3,133	3,408
Impairment of oil and natural gas properties	—	49,575	17,459
Impairment of marketable securities	—	—	1,136
Uncollectible value of Enron hedges	—	10,669	—

Total cost and expenses	17,805	106,341	80,752

Income (loss) before income taxes	12,854	(39,401)	(7,649)
Income tax expense (benefit)	4,400	(54)	(6,682)

Net income (loss)	8,454	(39,347)	(967)
Dividends on preferred stock	—	2,653	5,256

Earnings (loss) on common stock	$8,454	$(42,000)	$(6,223)

Basic earnings (loss) per share	$1.23	$(5.96)	$(0.88)

Diluted income (loss) per share	$1.18	$(5.96)	$(0.88)

Weighted average number of common and common equivalent shares outstanding:
Basic	6,835	7,046	7,061

Diluted	7,122	7,046	7,061

See accompanying notes.

EXCO RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2000	2001	2002
	(In thousands)
Operating Activities:
Net income (loss)	$8,454	$(39,347)	$(967)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	4,949	14,638	18,558
Impairment of oil and natural gas properties	—	49,575	17,459
Impairment of marketable securities	—	—	1,136
Deferred income taxes	1,283	(1,211)	(4,011)
Income from derivative ineffectiveness and terminated hedges	—	(4,147)	(6,291)
Allowance for uncollectible value of Enron hedges	—	10,669	—
Other, net	(538)	(136)	444

Cash flow before changes in working capital	14,148	30,041	26,328
Effect of changes in:
Accounts receivable	11,477	(470)	(7,562)
Other current assets	(1,912)	(2,655)	1,310
Accounts payable and other current liabilities	3,584	(1,000)	11,584

Net cash provided by operating activities	27,297	25,916	31,660
Investing Activities:
Additions to oil and natural gas properties and equipment	(67,534)	(90,876)	(81,854)
Acquisition of Addison Energy Inc.	—	(44,864)	—
Investment in EXUS Energy, LLC	257	—	—
Other investing activities	(735)	570	(172)
Proceeds from disposition of property and equipment	1,493	1,399	5,089

Net cash used in investing activities	(66,519)	(133,771)	(76,937)
Financing Activities:
Proceeds from long-term debt	50,536	165,463	70,356
Payments on long-term debt	(12,994)	(162,484)	(17,910)
Proceeds from issuance of preferred stock	—	101,175	—
Principal and interest on notes receivable—employees	1	615	944
Deferred financing costs	(381)	(1,731)	(551)
Proceeds from exercise of stock options and warrant	288	2,506	1,027
Purchases of treasury stock	—	(761)	(2,802)
Issuance of treasury stock	—	—	120
Preferred stock dividends	—	(2,653)	(5,256)

Net cash provided by financing activities	37,450	102,130	45,928

Net increase (decrease) in cash	(1,772)	(5,725)	651
Effect of exchange rates on cash and cash equivalents	—	(619)	(565)
Cash at beginning of year	9,972	8,200	1,856

Cash at end of year	$8,200	$1,856	$1,942

Supplemental Cash Flow Information:
Interest paid	$1,300	$2,667	$3,520

Income taxes paid	$—	$6,350	$—

See accompanying notes.

EXCO RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	5% Preferred Stock		Common Stock
							Notes Receivable- Officers and Employees
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Deferred Compensation		Deficit Eliminated	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	(In thousands)
Balance on December 31, 1999	—	$—	6,805	$136	$46,941	$—	$(1,552)	$(8,799)	$4,154	$—	$—	$40,880
Interest income on notes receivable—officers	—	—	—	—	—	—	(105)	—	—	—	—	(105)
Interest payment on notes receivable—officers	—	—	—	—	—	—	106	—	—	—	—	106
Exercise of options	—	—	48	1	287	—	—	—	—	—	—	288
Realization of deferred tax asset	—	—	—	—	72	—	—	—	—	—	—	72
Realization of stock warrant value	—	—	—	—	200	—	—	—	—	—	—	200
Purchase of treasury stock, at cost	—	—	—	—	—	—	—	—	—	(104)	—	(104)
Net income	—	—	—	—	—	—	—	—	8,454	—	—	8,454

Balance on December 31, 2000	—	—	6,853	137	47,500	—	(1,551)	(8,799)	12,608	(104)	—	49,791
Issuance of 5% convertible preferred stock	5,005	101,175	—	—	—	—	—	—	—	—	—	101,175
Exercise of stock options and warrant	—	—	270	5	2,682	—	—	—	—	—	—	2,687
Issuance of restricted stock	—	—	50	1	909	—	—	—	—	—	—	910
Realization of deferred tax asset	—	—	—	—	47	—	—	—	—	—	—	47
Principal and interest payments on notes receivable—employees	—	—	—	—	—	—	615	—	—	—	—	615
Notes issued by employees	—	—	—	—	—	—	(181)	—	—	—	—	(181)
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(761)	—	(761)
Dividends on preferred stock ($.53 per share)	—	—	—	—	—	—	—	—	(2,653)	—	—	(2,653)
Net loss	—	—	—	—	—	—	—	—	(39,347)	—	—	(39,347)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(1,646)	(1,646)
Hedging activities:
Cumulative effect of change in accounting principal	—	—	—	—	—	—	—	—	—	—	(1,068)	(1,068)
Reclassification adjustments for settled contracts	—	—	—	—	—	—	—	—	—	—	(10,687)	(10,687)
Changes in fair value of outstanding hedge positions	—	—	—	—	—	—	—	—	—	—	22,843	22,843
Amortization of gains from terminated hedges	—	—	—	—	—	—	—	—	—	—	(1,346)	(1,346)

Balance on December 31, 2001	5,005	101,175	7,173	143	51,138	—	(1,117)	(8,799)	(29,392)	(865)	8,096	120,379
Exercise of stock options	—	—	90	2	1,025	—	—	—	—	—	—	1,027
Stock-based compensation expense	—	—	—	—	—	239	—	—	—	—	—	239
Deferred compensation	—	—	—	—	944	(944)	—	—	—	—	—	—
Interest income on notes receivable—employees	—	—	—	—	—	—	(63)	—	—	—	—	(63)
Principal and interest payments on notes receivable—employees	—	—	—	—	—	—	1,007	—	—	—	—	1,007
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(2,802)	—	(2,802)
Issuance of treasury stock	—	—	—	—	—	—	—	—	15	105	—	120
Dividends on preferred stock ($1.05 per share)	—	—	—	—	—	—	—	—	(5,256)	—	—	(5,256)
Net loss	—	—	—	—	—	—	—	—	(967)	—	—	(967)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	708	708
Unrealized loss on equity investments	—	—	—	—	—	—	—	—	—	—	(878)	(878)
Reclassification adjustments for impairment of marketable securities	—	—	—	—	—	—	—	—	—	—	1,136	1,136
Hedging activities:
Reclassification adjustments for settled contracts	—	—	—	—	—	—	—	—	—	—	8,197	8,197
Changes in fair value of outstanding hedge positions	—	—	—	—	—	—	—	—	—	—	(15,987)	(15,987)
Amortization of gains from terminated contracts	—	—	—	—	—	—	—	—	—	—	(6,976)	(6,976)

Balance on December 31, 2002	5,005	$101,175	7,263	$145	$53,107	$(705)	$(173)	$(8,799)	$(35,600)	$(3,562)	$(5,704)	$99,884

See accompanying notes.

EXCO RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2000	2001	2002
	(In thousands)
Net income (loss)	$8,454	$(39,347)	$(967)
Other comprehensive income (loss):
Hedging activities:
Cumulative effect of change in accounting principle — January 1, 2001	—	(1,068)	—
Effective changes in fair value	—	22,843	(15,987)
Reclassification adjustments for settled contracts	—	(10,687)	8,197
Amortization of terminated contracts	—	(1,346)	(6,976)

Total hedging activities	—	9,742	(14,766)
Foreign currency translation adjustment	—	(1,646)	708
Reclassification adjustment for impairment of marketable securities	—	—	1,136
Unrealized loss on equity investments	—	—	(878)

Total comprehensive income (loss)	$8,454	$(31,251)	$(14,767)

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Organization

        EXCO Resources, Inc., (the Company), a Texas corporation, was formed in 1955. Our operations consist primarily of acquiring interests in producing oil and natural gas properties located in the continental United States and Canada. We also act as the operator of some of these properties and receive overhead reimbursement fees as a result.

Principles of Consolidation

        The accompanying consolidated financial statements include the financial statements of EXCO Resources, Inc. and its subsidiaries. We accounted for our investment in Pecos-Gomez, L.P., which ceased operations during 2001 with all remaining net assets distributed to the partners, using the proportional method of consolidation. Under this method, only our combined 55.13742% interest in the partnership is reflected in the financial statements with no recording of minority interest. All inter-company transactions have been eliminated.

Functional Currency

        The assets, liabilities and operations of Addison Energy Inc. (Addison), our Canadian subsidiary, are measured using the Canadian dollar as the functional currency. These assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue and expenses are translated into U.S. dollars at the average exchange rates in effect during the period. Translation adjustments are deferred and accumulated in other comprehensive income.

Quasi-Reorganization

        Effective December 31, 1997, we effected a quasi-reorganization by applying approximately $8.8 million of our additional paid-in capital account to eliminate our accumulated deficit. Our board of directors decided to effect a quasi-reorganization given the change in management, the infusion of new equity capital and an increase in activities. Our accumulated deficit was primarily related to past operations and properties that have been sold or abandoned. We did not adjust the historical carrying values of our assets and liabilities in connection with the quasi-reorganization.

Management Estimates

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant estimates pertain to proved oil, natural gas and NGL reserve volumes, future development, dismantlement and abandonment costs, valuation of deferred tax assets, estimates relating to certain oil, natural gas and NGL revenues and expenses and the fair market value of derivatives and equity securities. Actual results may differ from management's estimates.

Cash Equivalents and Marketable Securities

        We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

        We have evaluated our investment policies in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and

determined that all of our investment securities, other than cash equivalents, are to be classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Realized gains and losses are included in other income on the consolidated statement of operations. Declines in value that are considered to be "other than temporary" on available for sale securities are shown separately on the consolidated statement of operations. Realized gains and losses are determined using the first-in, first-out method.

Concentration of Credit Risk and Accounts Receivable

        Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, trade receivables and our hedging and derivative financial instruments. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. In addition, we participate with other parties in the drilling, completion and operation of oil and natural gas wells. Substantially all of our accounts receivable are due from either purchasers of oil, natural gas or NGLs or participants in oil and natural gas wells for which we serve as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Oil, natural gas and NGL sales are generally unsecured. We have provided for credit losses in the financial statements and these losses have been within management's expectations. The allowance for doubtful accounts receivable aggregated $111,000 and $220,000 at December 31, 2001 and 2002, respectively. We place our hedging and derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. For a discussion of the credit risks associated with our hedging activities, please see "Note 10. Hedging Activities."

Hedging and Derivative Financial Instruments

        In connection with the incurrence of debt related to our acquisition activities and to protect against commodity price fluctuations to achieve a more predictable cash flow, our management has adopted a policy of hedging oil and natural gas prices whenever such prices are in excess of the prices anticipated in our operating budget and profit plan through the use of commodity futures, options and swap agreements. These derivatives are not held for trading purposes.

        We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect loss in other comprehensive income of $1.1 million to recognize the fair value of our derivatives designated as cash-flow hedging instruments at the date of adoption.

        On the date the derivative contract is entered into, we designate the derivative as a hedge. All of our derivative instruments at December 31, 2000, 2001 and 2002, were designated as cash flow hedges. Changes in the fair value of a derivative that is highly effective as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows.

        We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, as discussed below.

        We discontinue hedge accounting prospectively when: (1) it is determined that the derivative is no longer highly effective in offsetting changes in cash flows of a hedged item; (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is not designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings. Amounts previously recognized in other comprehensive income will remain there until the previously hedged item affects earnings. Please see "Note 10. Hedging Activities" for a discussion of certain derivative transactions for which hedge accounting was discontinued during 2001.

        For the years ended December 31, 2001 and 2002, we recorded as other income in the statement of operations, a gain of $3.5 million and a loss of $886,000, respectively, from hedge ineffectiveness. For the years ended December 31, 2001 and 2002, we also recorded as other income in the statement of operations $1.3 million and $7.0 million, respectively, from derivative transactions for which hedge accounting was discontinued.

Oil and Natural Gas Properties

        We have recorded oil and natural gas properties at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. Capitalized costs are limited to the aggregate of the after-tax present value of future net revenues plus the lower of cost or fair market value of unproved properties. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred, plus intangible acquired proved leaseholds. See Note 2 for further discussion of intangible acquired proved leaseholds.

        Unproved intangible oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not proved reserves can be assigned to such properties. At December 31, 2001 and 2002, the $6.6 million and $5.0 million, respectively, in unproved intangible oil and natural gas properties resulted from the allocation of the purchase price of Canadian properties to undeveloped acreage and possible and probable reserves. We assess our unproved intangible oil and natural gas properties for impairment on a quarterly basis.

        Depreciation, depletion and amortization of evaluated oil and natural gas properties is provided using the unit-of-production method based on total proved reserves, as determined by independent petroleum reservoir engineers. See Note 2 for the amount of depreciation, depletion and amortization attributed to intangible acquired proved leaseholds.

        Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

        At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects (ceiling test). This calculation is done separately for the United States and Canadian full cost pools.

        The calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, and plan of development. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

        As a result of low oil and natural gas prices at September 30, 2001 and December 31, 2001, we recorded pre-tax non-cash ceiling test write-downs during the year ended December 31, 2001, totaling approximately $49.6 million (of which $28.7 million was from the United States full cost pool and $20.9 million was from the Canadian full cost pool). As those impairments did not involve leaseholds acquired since June 30, 2001, no amount of these impairments was attributed to acquired proved leaseholds (see Note 2). As a result of lower prices for Canadian natural gas at June 30, 2002, we had a pre-tax non-cash ceiling test write-down of our oil and natural gas properties during the second quarter of 2002 of $17.5 million ($9.7 million after-tax) from our Canadian full cost pool. See Note 2 for the portion of this impairment attributed to intangible acquired proved leaseholds.

Office and Field Equipment

        Office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives.

Environmental Costs

        Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site.

Deferred Abandonment and Asset Retirement Obligations

        Prior to 2003, we provided for future site restoration costs on our Canadian oil and natural gas properties based upon management's estimates. The costs were being recognized over the remaining life of proved reserves by a charge to depreciation, depletion and amortization in the statement of operations with a related increase in the non-current deferred abandonment liability. Actual expenditures for site restoration were charged to the deferred abandonment liability when incurred.

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We will adopt the new rules on asset retirement obligations on January 1, 2003, for both our U.S. and Canadian operations. Application of the new rules is expected to result in an increase in net proved developed and undeveloped oil and natural gas properties of approximately $11.2 million, recognition of an asset retirement obligation liability of approximately $10.2 million, a reduction in deferred income tax liability of approximately $700,000, and a cumulative effect of adoption that will increase net income and stockholder's equity by approximately $1.7 million.

Revenue Recognition and Gas Imbalances

        We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at December 31, 2001 and 2002 were not significant; however, we have recorded a liability of $92,000 at December 31, 2002 for those wells where there are insufficient reserves to retire the imbalance.

Capitalization of Internal Costs

        We capitalize as part of our proved developed oil and natural gas properties a portion of salaries paid to employees who are directly involved in the acquisition and exploitation of oil and natural gas properties. During the years ended December 31, 2000, 2001, and 2002, we have capitalized $500,000, $1.1 million, and $1.1 million, respectively.

Overhead Reimbursement Fees

        We have classified fees from overhead charges billed to working interest owners, including ourselves, of $1.5 million, $2.9 million and $2.9 million for the years ended December 31, 2000, 2001 and 2002, respectively, as a reduction of general and administrative expenses in the accompanying statements of operations. Our share of these charges were $894,000, $1.8 million and $1.8 million in 2000, 2001, and 2002, respectively, and are classified as oil and natural gas production costs.

Earnings Per Share

        SFAS No. 128, "Earnings per Share," requires presentation of two calculations of earnings per common share. Basic earnings per common share equals earnings on common stock divided by weighted average common shares outstanding during the period. Diluted earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus any dilutive common stock equivalents assumed to be issued. Common stock equivalents are shares assumed to be issued if our 5% convertible preferred stock were converted and our outstanding stock options and warrants, if any, were exercised.

        For the year ended December 31, 2000, employee and director stock options increased the weighted average number of shares outstanding by approximately 287,000 shares for the purpose of calculating diluted earnings per share. Since we reported a net loss for the years ended December 31, 2001 and 2002, our common stock equivalents are considered to be anti-dilutive and are not considered in the earnings per share calculation. For the year ended December 31, 2001, employee and director stock options, and our 5% convertible preferred stock would have increased the weighted average number of shares outstanding by approximately 469,000 shares and 2,537,000 shares, respectively. For the year ended December 31, 2002, employee and director stock options, and our 5% convertible preferred stock would have increased the weighted average number of shares outstanding by approximately 467,000 shares and 5,004,869 shares, respectively.

Stock Options and Benefit Plan

        SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value based method of accounting for employee stock compensation plans, but allows for the continuation of the intrinsic value based method of accounting to measure compensation cost prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). For companies electing not to change their accounting, SFAS 123 requires pro forma disclosures of earnings and earnings per share as if the change in accounting provision of SFAS 123 has been adopted.

        We have elected to continue to utilize the accounting method prescribed by APB 25, under which no compensation cost has been recognized, and adopt the disclosure requirements of SFAS 123. As a result, SFAS 123 has no effect on our financial condition or our results of operations at December 31, 2000, 2001 and 2002. Stock based compensation expense reflected in the table below for the year ended December 31, 2002, is a result of options issued under our 1998 Stock Option Plan that were issued subject to our shareholders' approval and options that were issued to the management and key employees of Addison. See "Note 6. Stock Transactions" for a further description of these stock options.

        Had compensation costs for these plans been determined consistent with SFAS 123, our net income (loss) and earnings per share (EPS) would have been adjusted to the following pro forma amounts:

December 31,
		2000		2001			2002
(In thousands, except per share amounts)
Stock based compensation expense (net of taxes)	As Reported Pro Forma	$ $	— 678	$ $	— 1,118		$ $	991 2,487
Net income (loss)	As Reported Pro Forma	$ $	8,454 7,776	$ $	(39,347 (40,465	) )	$ $	(967 (2,463	) )
Basic EPS	As Reported Pro Forma	$ $	1.23 1.14	$ $	(5.96 (6.12	) )	$ $	(0.88 (1.09	) )
Diluted EPS	As Reported Pro Forma	$ $	1.18 1.09	$ $	(5.96 (6.12	) )	$ $	(0.88 (1.09	) )

        We sponsor a 401(k) plan for our U.S. employees and match up to 100% of employee contributions based on years of service with us. Our matching contributions of $44,000, $100,000 and $151,000 for the years ended December 31, 2000, 2001 and 2002, respectively, have been included as general and administrative expense.

Reclassified Prior Year Amounts

        Certain prior year amounts have been reclassified to conform to current year presentation.

2.    Intangible Acquired Proved Leaseholds and Lease and Well Equipment

        SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets", were issued in June 2001 and became effective for us on July 1, 2001 and January 1, 2002, respectively. In connection with the SEC review process of our proxy materials for the upcoming shareholders' meeting, we have determined that these standards require that mineral use rights, such as leasehold interests, be separately classified on the balance sheet for all leaseholds purchased subsequent to June 30, 2001. As a result of this, we have also determined that lease and well equipment purchased subsequent to June 30, 2001 also be separately classified on the balance sheet. Leasehold interests and lease and well equipment acquired prior to the adoption of SFAS No. 141 were not separately valued at the time of purchase; therefore, consistent with Emerging Issues Task Force Issue D-100, we were unable to classify leasehold interests and lease and well equipment acquired prior to July 1, 2001 as an intangible asset.

        Under the full cost pool rules these intangible acquired proved leaseholds and lease and well equipment continue to be included in the full cost pool for purposes of depreciation, depletion and amortization (DD&A) as well as impairment. The following table details the activity related to intangible acquired proved leaseholds for acquisitions since June 30, 2001, including the amount of DD&A and impairment allocated to the intangible acquired proved leaseholds in 2001 and 2002 (in thousands):

Acquisition	Cost	Accumulated DD&A
Pecos County Acquisition	$8,814	$—
PrimeWest Acquisition	18,601	—
Other leaseholds acquired since July 1, 2001	1,521	—
Depreciation, depletion and amortization	—	402

Balance at December 31, 2001	28,936	402
Medicine River Acquisition	20,503	—
DJ Basin Acquisition	20,069	—
Other leaseholds acquired in 2002	6,774	—
Depreciation, depletion and amortization	—	3,436
Impairment of leaseholds acquired	—	6,809
Foreign exchange conversion	148	(188)

Balance at December 31, 2002	$76,430	$10,459

        The 2002 impairment charge was allocated to the Canadian tangible assets and intangible acquired proved leaseholds based on original cost. We believe that the 2001 oil and gas property impairments did not involve assets purchased subsequent to June 30, 2001 and thus no portion of the 2001 impairment has been allocated to intangible acquired proved leaseholds. The reclassifications of amounts to intangible acquired proved leaseholds and lease and well equipment from proved developed oil and natural gas properties had no effect on depreciation, depletion or amortization for either of the years ended December 31, 2001 and 2002 or on total assets, equity and working capital at December 31, 2001 and 2002.

        Based on our estimate of future production in the next five years, our estimate of the amortization of intangible acquired proved leaseholds that will be recognized during the next five years is as follows (in thousands):

Year	Amount
2003	$5,060
2004	5,820
2005	5,483
2006	4,777
2007	4,212
Thereafter	40,619

        The amounts assigned to intangible acquired proved leaseholds have been calculated by first calculating the portion of the purchase price to be allocated to oil and natural gas properties, which is generally based on management's estimate of the discounted cash flows of the proved reserves, and then deducting from that the amount that management believes is the fair market value of the lease and well equipment acquired in each purchase.

        Unproved intangible oil and natural gas properties include costs to acquire a lease or other interest representing the right to explore or extract oil or natural gas from an unproved property. Under Regulation S-X of the SEC, the cost of investments in unproved properties may be excluded from costs to be amortized until it is determined whether or not proved reserves can be added to the property. At that time, the cost of the unproved intangible oil and natural gas properties are added to the full cost pool and amortized using the unit-of-production method based on total proved reserves. Until such time as the development work is completed to determine whether or not there are proved reserves that can be added to the property or we determine that we will not perform the necessary development work, we are not able to estimate the amount of amortization that would be incurred over the next five years related to unproved intangible oil and natural gas properties.

3.    Marketable Securities

        Marketable securities at December 31, 2001 and 2002, consist primarily of common stock investments in public corporations, which are classified as available for sale securities. At December 31, 2001, our cost basis of marketable securities was $2.6 million while the aggregate fair value was $2.7 million. At December 31, 2002, our cost basis of marketable securities was $2.7 million while the aggregate fair value was $1.8 million.

        At December 31, 2002, we had gross unrealized holding gains from available for sale securities of $258,000. We had no gross unrealized holding losses from available for sale securities at December 31, 2002. Investment income is presented in the following table:

	December 31,
	2000	2001	2002
	(In thousands)
Gross proceeds from sales of marketable securities	$39	$993	$—
Gross realized gains from sales of marketable securities	15	107	—
Gross realized losses from sales of marketable securities	—	—	(1)
Unrealized net loss included in other comprehensive income	—	—	(878)
Reclassification adjustment for impairment of marketable securities	—	—	1,136

4.    Long-Term Debt

        Long-term debt is summarized as follows:

	December 31,
	2001	2002
	(In thousands)
Notes payable	$44,994	$97,943
Less current maturities	—	—

Long-term debt	$44,994	$97,943

Credit Agreements

        We have a U.S. credit agreement and a Canadian credit agreement. The U.S. credit agreement is with Bank One, NA, as administrative agent, BNP Paribas, as syndication agent, The Bank of Nova Scotia, as documentation agent, Bank One Capital Markets, Inc. as lead arranger and bookrunner, and certain financial institutions as lenders. The Canadian credit agreement is with Bank One, NA, Canada Branch, as administrative agent, BNP Paribas (Canada), as syndication agent, The Bank of Nova Scotia, as documentation agent, Bank One Capital Markets, Inc. as lead arranger and bookrunner, and certain financial institutions as lenders. The credit agreements mature on April 30, 2004.

        U.S. Credit Agreement.    Our restated U.S. credit agreement provides for borrowings of up to $124.0 million under a revolving credit facility with a borrowing base of $82.0 million. The borrowing base is to be redetermined as of May 1, 2003, and each November 1 and May 1 thereafter. At December 31, 2002, we had approximately $34.4 million of outstanding indebtedness, letter of credit commitments of $310,000, and approximately $47.3 million available for borrowing under our U.S. credit agreement. Borrowings under the credit agreement are secured by a first lien mortgage providing a security interest in 90% of our U.S. oil and natural gas properties. At our election, interest on borrowings may be either (i) the greater of the administrative agent's prime rate or the federal funds effective rate plus an applicable margin or (ii) LIBOR (London InterBank Offered Rate) plus an applicable margin.

        As part of the financing of the acquisition of Addison, the U.S. credit agreement provided for a bridge loan to us in the amount of $16.0 million. We repaid the $16.0 million borrowed under the bridge loan on June 29, 2001, from net proceeds from our 5% convertible preferred stock offering and from proceeds from the exercise of employee stock options and the 200,000 share warrant (see "Note 4. Stock Transactions"). By the terms of the U.S. credit agreement, we may not make any additional borrowings under the bridge loan after it has been repaid.

        Canadian Credit Agreement.    Our restated Canadian credit agreement provides for borrowings of up to U.S. $157.5 million under a revolving credit facility with a borrowing base of U.S. $83.0 million. The borrowing base is to be redetermined as of May 1, 2003, and each November 1 and May 1 thereafter. At December 31, 2002, we had approximately U.S. $63.5 million of outstanding indebtedness and approximately $19.5 million available for borrowing under our Canadian credit agreement. Borrowings under the credit agreement are secured by a first lien mortgage providing a security interest in 90% of our Canadian oil and natural gas properties. At our election, interest on borrowings may be either (i) the Canadian prime rate plus an applicable margin or (ii) the Banker's Acceptance rate plus an applicable margin.

        The U.S. and the Canadian credit agreements contain certain financial covenants and other restrictions which require that we:

  •
  maintain a ratio of our consolidated current assets to consolidated current liabilities (as defined under our credit agreements) of at least 1.0 to 1.0 at the end of any fiscal quarter;

  •
  maintain a minimum consolidated tangible net worth of not less than $48.0 million (adjusted upward by 50% of quarterly net income and 75% of the net proceeds from the issuance of any equity securities after April 26, 2001);

  •
  not permit the ratio of consolidated debt to consolidated total capital to be greater than 65% at the end of each fiscal quarter; and

  •
  not permit the ratio of indebtedness to earnings before interest expense, state and federal taxes, and depreciation, depletion and amortization expense to be more than 3.0 to 1.0 at the end of each fiscal quarter.

        Additionally, the credit agreements contain a number of other covenants regarding our liquidity and capital resources, including restrictions on our ability to incur additional indebtedness, restrictions on our ability to pledge assets, and prohibit the payment of dividends on our common stock. As of December 31, 2002, we were in compliance with the covenants contained in the U.S. and Canadian credit agreements.

        Dividend Restrictions.    We have not paid any cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreements currently prohibit us from paying dividends on our common stock. If there is a default under our credit agreements, we will not be able to pay dividends on the shares of our 5% convertible preferred stock. Even if our credit agreements permitted us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due.

5.    Income Taxes

        The income tax provision attributable to our income (loss) before income taxes consists of the following:

	December 31,
	2000	2001	2002
	(In thousands)
Current:
U.S.	$2,200	$1,157	$(2,672)
Canadian	—	—	—

	2,200	1,157	(2,672)

Deferred:
U.S.	2,200	(1,211)	—
Canadian	—	—	(4,010)

	2,200	(1,211)	(4,010)

Total income tax (benefit)	$4,400	$(54)	$(6,682)

        We have net operating loss carryforwards (NOLs) for income tax purposes that have either been generated from our operations or were purchased in our acquisitions. These NOLs begin to expire in 2003. Our ability to use the purchased NOLs has been significantly restricted because of a change in our ownership, which occurred December 19, 1997, as well as the change in ownership of Rio Grande, Inc. which occurred on March 16, 1999. We estimate that approximately $4.9 million of the purchased NOLs will become available in the future at the rate of approximately $460,000 per year. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to carryforwards prior to our quasi-reorganization. When realized, the tax benefit for those carryforwards will be credited to additional paid-in capital. In 2002, no such amounts were recognized. In addition, a valuation allowance has been recognized to offset all of our remaining U.S. deferred tax assets, including the NOLs generated from our operations.

        We have not provided any U.S. deferred income taxes on the undistributed earnings of our Canadian subsidiary based upon the determination that at this time those earnings will be indefinitely reinvested in Canada. As of December 31, 2002, there were no material cumulative undistributed earnings of this subsidiary.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

	December 31,
	2000	2001	2002
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards—United States	$1,984	$1,814	$2,719
Tax basis of oil and natural gas properties in excess of book basis—United States	—	3,280	771
Basis difference in fair value of hedges	—	2,482	(48)
Credit carryforwards	5	2	5
Other	13	41	46
Valuation allowance for deferred tax assets	(1,306)	(7,619)	(3,493)

Total deferred tax assets	696	—	—
Deferred tax liabilities:
Book basis of oil and natural gas properties in excess of tax basis—United States	1,907	—	—

Book basis of oil and natural gas properties in excess of tax basis—Canada	—	10,895	7,978

Total deferred tax liabilities	1,907	10,895	7,978

Net deferred tax liabilities	$1,211	$10,895	$7,978

        A reconciliation our income tax provision (benefit) computed by applying the statutory United States federal income tax rate to our income (loss) before income taxes for the years ended December 31, 2000, 2001 and 2002, is presented in the following table:

	December 31,
	2000	2001	2002
	(In thousands)
United States federal income taxes (benefit) at statutory rate of 34%	$4,374	$(13,396)	$(2,601)
Increases (reductions) resulting from:
Adjustments to the valuation allowance	(422)	6,313	(4,126)
Rate difference on foreign taxes	—	—	(860)
Non-deductible charges	—	7,928	675
Other	448	(899)	230

Tax provision	$4,400	$(54)	$(6,682)

6.    Stock Transactions

Issuance of Common Stock

        During the year ended December 31, 2000, two of our directors and three of our employees exercised stock options covering 48,000 shares of our common stock, 46,375 at a strike price of $6.00 per share and 1,625 shares at $6.25 per share. We received net proceeds of approximately $288,400 for these shares all of which was paid in cash.

        During the year ended December 31, 2001, 17 of our employees, one of whom is also a director, exercised stock options covering 69,511 shares of our common stock at strike prices ranging from $6.00 per share to $15.125 per share. We received aggregate proceeds of approximately $486,600 for these shares with $305,600 paid in cash and $181,000 being borrowed from us.

        During the year ended December 31, 2002, 24 of our employees exercised stock options covering 90,366 shares of our common stock at strike prices ranging from $6.00 per share to $15.50 per share. We received aggregate proceeds of approximately $1,026,200 for these shares all of which was paid in cash.

        In 1998 and 1999, we loaned Douglas H. Miller, our Chairman and Chief Executive Officer, a total of $915,625 in order to enable him to exercise stock options granted to him under our 1998 stock option plan. Of the outstanding balance, $465,625 plus accrued interest was due and payable on November 29, 2002, and $450,000 plus accrued interest was due and payable on September 15, 2004. Mr. Miller paid us all outstanding amounts owed under these loans on November 29, 2002. Under the terms of the Sarbanes-Oxley Act of 2002, we can no longer loan money to our executive officers or amend the terms of any agreements that were in place at the time the law was enacted. At December 31, 2002, we had one executive officer with an outstanding loan balance of $60,000. This loan is due on May 18, 2004, and was used to exercise stock options granted under our 1998 Stock Option Plan.

        The following table summarizes our stock option activity:

	Stock Options	Weighted Average Exercise Price Per Share
Options outstanding at December 31, 1999	1,066,709	$6.02
Granted	414,637	$13.77
Expired or canceled	(34,747)	$6.01
Exercised	(48,000)	$6.01

Options outstanding at December 31, 2000	1,398,599	$8.32
Granted	761,625	$14.55
Expired or canceled	(40,933)	$14.88
Exercised	(69,511)	$7.00

Options outstanding at December 31, 2001	2,049,780	$10.55
Granted	172,668	$16.10
Expired or canceled	(82,251)	$13.64
Exercised	(90,366)	$11.36

Options outstanding at December 31, 2002	2,049,831	$10.85

Options exercisable at December 31, 2002	1,502,086	$9.42

        The present value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used:

Fair market value of stock at date of grant	$6.00 to $20.62
Option exercise prices	$6.00 to $20.62
Option term	10 years
Risk-free rate of return	10-year U.S. Treasury Notes
Company stock volatility	Based upon daily stock prices from January 1, 2000 through December 31, 2002
Company dividend yield	0%
Calculated Black-Scholes values	$2.60 to $8.94 per option

        See "Note 1. Summary of Significant Accounting Policies—Stock Options" for a comparison of our net loss and net loss per share as reported and as adjusted for the pro forma effects of determining compensation expense in accordance with SFAS 123.

        As part of the consideration paid for the acquisition of the Central Properties, we issued a warrant to Central Resources, Inc. to purchase 200,000 shares of our common stock for $11.00 per share. This warrant was assigned and then exercised on May 21, 2001, for the full 200,000 shares at which time we received $2.2 million cash. We filed a registration statement on Form S-3 with the SEC to register the resale of the 200,000 shares of common stock issued upon the exercise of the warrant. The registration statement was declared effective by the SEC on October 15, 2001.

        As an incentive to the management and certain key employees of Addison, the board of directors of Addison established the Addison Energy Inc. Stock Option Plan effective June 30, 2002. Addison stock options were issued as of June 30, 2002, under the plan that, if fully exercised, would allow the participants to own in the aggregate 1,000 shares of Addison common stock, approximately 10% of the shares of common stock in Addison on a fully-diluted basis. The Addison stock options are exercisable for a term of five years from the date of the grant. The Addison stock options are subject to vesting. The vesting schedule is as follows:

Vesting Date	Cumulative Percent Vested
Prior to April 26, 2003	None
April 26, 2003	50%
April 26, 2004	75%
April 26, 2005	100%

The exercise price under the Addison stock option plan as of June 30, 2002 was CDN $1,031.61 per share. The price was determined by using a formula as set forth in the Addison stock option agreement. The formula is based upon:

  •
  The value of Addison's proved reserves;

  •
  The amount of any working capital surplus or deficiency;

  •
  Any capital contributions or distributions made after June 30, 2002;

  •
  Any debt owed to us, owed under the Canadian credit agreement or owed to other third parties;

  •
  The total exercise price of all outstanding Addison stock options under the plan;

  •
  The amount of deferred income tax liability incurred after June 30, 2002;

  •
  A calculated amount to allocate certain general and administrative costs that we incur that also benefit Addison; and

  •
  The ratio of the average trading price of our common stock divided by $18.25.

        This formula is to be calculated as of December 31 of each year, beginning December 31, 2002, to determine the value of each share of Addison's common stock.

        If an Addison stock option is exercised, we are obligated to purchase the shares of Addison common stock from the employee six months later at the then-current price as calculated using the above formula. Each employee receiving an Addison stock option has entered into an agreement that restricts their ability to sell or transfer any Addison common stock acquired under the Addison stock option plan to any party other than to us.

        The Addison stock options will become fully vested and exercisable if any of the following occurs:

  •
  A person, or a group of people acting together, has the right to cast more than 50% of the votes when electing our directors;

  •
  Our shareholders approve a merger or other transaction that would result in our shareholders owning less than 50% of the combined entity; or

  •
  We sell the shares of Addison or substantially all of its assets.

        At the time one of these events occurs, we are to perform the above calculation to determine the value of each share of Addison common stock as of the date of the event. We will then pay in cash the difference between the calculated value per share and the Addison stock option exercise price times the number of shares of Addison common stock that the participant has the right to purchase under the Addison stock option plan.

        The value of a share of Addison common stock was calculated to be CDN $7,013.94 per share as of December 31, 2002.

        The following table summarizes our Addison stock option activity:

	Stock Options	Weighted Average Exercise Price Per Share
Options outstanding at December 31, 2001	0	CDN $ —
Granted	1,000	CDN $ 1,031.61
Expired or canceled	0	—
Exercised	0	—

Options outstanding at December 31, 2002	1,000	CDN $ 1,031.61

        During the year ended December 31, 2002, we recognized U.S. $1.4 million as stock-based compensation expense for the Addison stock option plan.

Issuance of Preferred Stock

        We are authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share, that the board of directors may issue from time to time in one or more series. With respect to each series of preferred stock, the board is authorized to fix and determine by resolution the number of shares of each series, the designation thereof and all rights and preferences including voting, dividend, conversion, redemption and liquidation rights.

        On June 29, 2001, we closed our rights offering to existing shareholders that resulted in the sale of 5,004,869 shares of 5% convertible preferred stock at $21.00 per share. We raised a total of approximately $105.1 million in gross proceeds (approximately $101.2 million in net proceeds after fees and commissions), through the exercise of 4,466,869 rights and the sale of 538,000 shares of 5% convertible preferred stock by dealer managers. We applied approximately $97.6 million of the offering proceeds to pay-off our bank loans and have used the remaining proceeds for general corporate purposes. Dividends on our 5% convertible preferred stock are payable quarterly in cash. Currently, the requirement for such dividend payment is approximately $1.3 million per quarter beginning September 30, 2001. During 2001, preferred stock dividends of approximately $2.7 million were paid. During 2002, preferred stock dividends of approximately $5.3 million were paid. Each share of 5% convertible preferred stock is convertible into one share of our common stock, at the option of the holder, on or before June 30, 2003. On June 30, 2003, each outstanding share of 5% convertible preferred stock will be automatically converted into one share of our common stock.

        The remaining authorized but unissued shares of preferred stock are available for future equity financings through issuance to the general public, future acquisitions, stock dividends or splits or for other corporate purposes for which the issuance of preferred shares may be advisable.

7.    Commitments and Contingencies

        We lease our offices and certain equipment. Our rental expenses were approximately $202,000, $476,000 and $728,000 for 2000, 2001 and 2002, respectively. Our future minimum rental payments under operating leases with remaining noncancellable lease terms at December 31, 2002, are as follows:

Amount
(In thousands)
2003	$868
2004	715
2005	650
2006	345
Thereafter	230

$2,808

8.    Environmental Regulation

        Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and the costs of our oil and natural gas exploitation, development and production operations. We do not anticipate that we will be required in the near future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, we are unable to predict the conditions and other factors, over which we do not exercise control, that may give rise to environmental liabilities affecting us.

9.    Geographic Operating Segment Information and Oil and Natural Gas Disclosures

        We have operations in only one industry segment, that being the oil and natural gas exploration and production industry; however, we are organizationally structured along geographic operating segments. We have reportable operations in the United States and Canada. The following tables provide our geographic operating segment data. Operating segment data represents Canadian activity beginning April 26, 2001, when we acquired Addison Energy Inc.

        The following table presents total capitalized costs of proved and unproved properties, accumulated depreciation, depletion and amortization related to oil and natural gas production, and total assets:

	United States	Canada	Total
	(In thousands)
As of December 31, 2000:
Oil and natural gas properties	$90,586	$—	$90,586
Accumulated depreciation, depletion and amortization	(10,231)	—	(10,231)

Oil and natural gas properties, net	$80,355	$—	$80,355

Total assets	$102,372	$—	$102,372

As of December 31, 2001:
Oil and natural gas properties	$135,306	$105,230	$240,536
Accumulated depreciation, depletion and amortization	(48,006)	(27,695)	(75,701)

Oil and natural gas properties, net	$87,300	$77,535	$164,835

Total assets	$109,682	$81,374	$191,056

As of December 31, 2002:
Oil and natural gas properties	$165,058	$154,438	$319,496
Accumulated depreciation, depletion and amortization	(56,581)	(52,964)	(109,545)

Oil and natural gas properties, net	$108,477	$101,474	$209,951

Total assets	$130,829	$110,345	$241,174

        Presented below are costs incurred in oil and natural gas property acquisition, exploration and development activities:

	United States	Canada	Total
	(In thousands, except per unit amounts)
2000:
Property acquisition costs	$66,270	$—	$66,270
Development costs	847	—	847
Depreciation, depletion and amortization per Boe	$4.18	$—	$4.18
Depreciation, depletion and amortization per Mcfe	$0.69	$—	$0.69
2001:
Property acquisition costs	$29,471	$84,576	$114,047
Development costs	14,977	8,858	23,835
Depreciation, depletion and amortization per Boe	$4.82	$9.07	$5.65
Depreciation, depletion and amortization per Mcfe	$0.80	$1.50	$0.94
2002:
Property acquisition costs	$23,049	$32,783	$55,832
Development costs	10,554	15,468	26,022
Depreciation, depletion and amortization per Boe	$4.56	$5.20	$4.85
Depreciation, depletion and amortization per Mcfe	$0.76	$0.87	$0.81

        The results of operations from our oil and natural gas producing activities are as follows:

	United States	Canada	Corporate and Other	Total
	(In thousands)
Year ended December 31, 2000:
Oil and natural gas sales	$28,869	$—	$—	$28,869
Other income	—	—	1,790	1,790

	28,869	—	1,790	30,659

Production costs	(9,484)	—	—	(9,484)
Depreciation, depletion and amortization	(4,949)	—	—	(4,949)
General and administrative	—	—	(2,003)	(2,003)
Interest	—	—	(1,369)	(1,369)

	(14,433)	—	(3,372)	(17,805)
Income (loss) before income taxes	14,436	—	(1,582)	12,854
Income tax expense (benefit)	4,908	—	(508)	4,400

Net income (loss)	$9,528	$—	$(1,074)	$8,454

Year ended December 31, 2001:
Oil and natural gas sales	$53,017	$8,220	$—	$61,237
Income from derivative ineffectiveness and terminated hedges	4,147	—	—	4,147
Other income	—	—	1,556	1,556

	57,164	8,220	1,556	66,940

Production costs	(21,395)	(2,519)	—	(23,914)
Depreciation, depletion and amortization	(9,743)	(4,501)	—	(14,244)
General and administrative	—	—	(4,806)	(4,806)
Interest	—	—	(3,133)	(3,133)
Impairment of oil and natural gas properties	(28,646)	(20,929)	—	(49,575)
Uncollectible value of Enron hedges	(10,669)	—	—	(10,669)

	(70,453)	(27,949)	(7,939)	(106,341)

Income (loss) before income taxes	(13,289)	(19,729)	(6,383)	(39,401)
Income tax expense (benefit)	(4,518)	(8,799)	13,263	(54)

Net income (loss)	$(8,771)	$(10,930)	$(19,646)	$(39,347)

Year ended December 31, 2002:
Oil and natural gas sales	$34,254	$32,192	$—	$66,446
Income from derivative ineffectiveness and terminated hedges	6,090	—	—	6,090
Other income	—	—	567	567

	40,344	32,192	567	73,103

Production costs	(19,020)	(10,203)	—	(29,223)
Depreciation, depletion and amortization	(9,529)	(9,029)	—	(18,558)
General and administrative	—	—	(10,968)	(10,968)
Interest	—	—	(3,408)	(3,408)
Impairment of oil and natural gas properties	—	(17,459)	—	(17,459)
Impairment of marketable securities	—	—	(1,136)	(1,136)

	(28,549)	(36,691)	(15,512)	(80,752)

Income (loss) before income taxes	11,795	(4,499)	(14,945)	(7,649)
Income tax expense (benefit)	4,010	(2,007)	(8,685)	(6,682)

Net income (loss)	$7,785	$(2,492)	$(6,260)	$(967)

10.    Hedging Activities

        In connection with the incurrence of debt related to our acquisition activities and to protect against commodity price fluctuations, management has adopted a policy of hedging oil and natural gas prices through the use of commodity futures, options and swap agreements. Effective January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activity," which established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of any change in the fair value of a derivative designated as a hedge is immediately recognized in earnings. Hedge effectiveness is measured quarterly based on the relative fair value between the derivative contract and the hedged item over time. At adoption, we recognized a net derivative liability and a reduction in other comprehensive income of approximately $1.1 million as a cumulative effect of an accounting change for all of our cash flow hedges in place at that time.

        In accordance with management's policy of hedging oil and natural gas prices, we entered into several swap transactions during 2000, and through September 2001. The counterparty of all of these swap transactions was Enron North America Corp., an affiliate of Enron Corp. (the Enron Hedges). On December 2, 2001, Enron Corp. and other Enron related entities, including Enron North America, filed for bankruptcy under Chapter 11 of the United States Code in the United States Bankruptcy Court in the Southern District of New York. We terminated all of our hedging contracts with Enron North America, effective as of December 5, 2001, as a result of the failure of the Enron affiliate to make payments totaling approximately $2.1 million due us on December 5, 2001, on hedged natural gas volumes and on December 7, 2001, we believe that we are owed approximately $15.3 million, including settlements already due, but the exact amount will be determined pursuant to the terms of the ISDA Master Agreement.

        In accordance with the provisions of SFAS No. 133, we had recognized, as of November 30, 2001, a $13.2 million derivative asset on our balance sheet. This amount represented the estimated fair value of the future cash flows to us based upon the market price of oil and natural gas at that date. Due to the complex nature of the Enron bankruptcy proceedings and the extensive litigation involving Enron, we do not expect that we will receive any settlement as a result of the bankruptcies for an extended period of time, if at all; therefore, at December 31, 2001, we classified the Enron derivative asset as an other long-term asset and reduced the asset balance to $2.8 million, which represented our estimate of the fair market value of our bankruptcy claim against Enron North America. As a result, we charged $10.7 million to expense during 2001. Our estimate of the value of our bankruptcy claim is based upon informal offers that we have received from third parties attempting to purchase those claims as well as management's best estimate of the financial condition of Enron's bankruptcy estate as determined from published reports and court filings related to the bankruptcy.

        As stated above, we terminated hedge accounting for the Enron Hedges effective as of November 30, 2001. Under the requirements of SFAS No. 133, we are required to reclassify amounts related to the Enron Hedges that remain in other comprehensive income as of the date of the termination into revenue as the oil and natural gas volumes that were hedged are produced. During the years ended December 31, 2001 and 2002, we reclassified approximately $1.3 million and $7.0 million, respectively, related to the Enron Hedges from other comprehensive income to other income. At December 31, 2002, approximately $2.1 million remained in other comprehensive income related to the Enron Hedges and will be reclassified into other income as shown in the following table:

Amount
(In thousands)
During 2003:
Quarter ending March 31, 2003	$976
Quarter ending June 30, 2003	631
Quarter ending September 30, 2003	464

Total amount in 2003	$2,071

        The following table sets forth our oil and natural gas hedges as of December 31, 2002. Our contracts are swap arrangements for the sale of oil and natural gas based upon NYMEX pricing. The market values at December 31, 2002, are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at December 31, 2002.

Commodity	Contract Date (1)	Effective Date	Termination Date	Notional Volume/Range Per Month (2)(3)	Aggregate Volume (2)(3)	Strike Price		Market Value at December 31, 2002 (4)
Natural Gas	3/12/2002	1/1/2003	12/31/2003	455,000 Mmbtus	5,460,000 Mmbtus	$3.50		$(5,858,928)
Natural Gas	12/16/2002	1/1/2003	12/31/2003	321,000 Mmbtus - 420,000 Mmbtus	4,428,000 Mmbtus	$4.61	(5)	$90,258
Oil	4/5/2002	1/1/2003	12/31/2003	40,000 Bbls	480,000 Bbls	$22.94		$(1,893,760)
Oil	9/5/2002	1/1/2003	12/31/2003	22,600 Bbls	271,200 Bbls	$25.95		$(261,730)
Oil	9/5/2002	1/1/2004	12/31/2004	20,000 Bbls	240,000 Bbls	$23.96		$140,001

(1)
The counterparties to these contracts are BNP Paribas and Bank One, financial lending institutions and members of our U.S. and Canadian bank groups.

(2)
Bbls—Barrels.

(3)
Mmbtus—Million British thermal units.

(4)
On December 31, 2002, the average forward NYMEX oil prices for calendar 2003 and 2004 were $26.91 per Bbl and $23.36 per Bbl, respectively, and the average forward NYMEX natural gas price for calendar 2003 was $4.58 per Mmbtu.

(5)
Weighted average.

        At December 31, 2002, there was a net loss of approximately $7.1 million in other comprehensive income related to our oil and natural gas hedges. Based upon contractual volumes, we expect to reclassify $7.2 million as a reduction of oil and natural gas revenues during 2003.

        Oil and natural gas revenues for the years ended December 31, 2000, 2001 and 2002, include a net loss of $1.1 million, a net gain of $6.3 million and a net loss of $7.7 million, respectively, from the settlement of cash flow hedges. For the years ended December 31, 2001 and 2002, other income included a gain of $3.5 million and a loss of $886,000, respectively, from hedge ineffectiveness.

11.    Acquisitions and Dispositions

        We have accounted for the following acquisitions in accordance with APB No. 16, "Business Combinations" and SFAS 141 where applicable.

Entity	Transactions in 2000	Event Date
EXCO Resources, Inc.	Purchased Val Verde County Properties	February 25, 2000
	Purchased Central Properties	September 22, 2000
Pecos-Gomez, L.P.	Purchased Pecos County Properties	March 24, 2000
Entity	Transactions in 2001	Event Date
EXCO Resources, Inc.	Purchased STB Energy Properties	March 8, 2001
EXCO Resources, Inc.	Purchased Addison Energy Inc.	April 26, 2001
EXCO Resources, Inc.	Purchased additional interests in Pecos County Properties	July 3, 2001
Addison Energy Inc.	Purchased PrimeWest Properties	December 18, 2001
Entity	Transactions in 2002	Event Date
Addison Energy Inc.	Purchased Medicine River Properties	April 29, 2002
EXCO Resources, Inc.	Purchased DJ Basin Properties	November 1, 2002

        Significant transactions which closed during 2001 are more fully described below.

  STB Energy Properties Acquisition.

        On March 8, 2001, we acquired from STB Energy, Inc. oil and natural gas properties located in Louisiana, Oklahoma, Texas and Nebraska. As of January 1, 2001, estimated total proved reserves net to our interest included approximately 694,000 Bbls of oil and 9.5 Bcf of natural gas from 125 gross (78.3 net) wells. The purchase price consisted of $15.0 million in cash ($14.8 million after contractual adjustments).

  Addison Energy Inc. Acquisition.

        On April 26, 2001, we acquired all of the outstanding common stock of Addison Energy Inc. (Addison), which is headquartered in Calgary, Alberta, Canada. At the date of acquisition, Addison owned interests in 95 gross (85.03 net) wells located in Alberta and Addison operated 91 of these wells. The Addison properties included approximately 27,672 gross and 23,994 net developed acres and approximately 38,947 gross and 28,795 net undeveloped acres. As of January 1, 2001, estimated total proved reserves net to our interest acquired in this acquisition included approximately 2.1 million Bbls of oil and NGLs and 36.9 Bcf of natural gas. After adjustments for working capital and long-term debt, we paid approximately $44.4 million (CDN $68.5 million) for Addison. We paid the adjusted purchase price from the proceeds of borrowings under our new U.S. and Canadian credit agreements. The price was determined through arms-length negotiation between the parties.

  Pecos County Properties Acquisitions.

        On March 24, 2000, Pecos-Gomez, L.P. (previously known as Humphrey-Hill, L.P.) (the Partnership) acquired 8 gross (4.25 net) producing wells in Pecos County, Texas for $10.2 million. As of January 1, 2000, the acquired properties were estimated to contain total proved reserves of 25.1 Bcf of natural gas. At the time of the acquisition, EXCO was the general partner of the Partnership and owned a 1% interest in the Partnership as the general partner and a 50% interest as a limited partner. The acquisition price was partially funded from the proceeds of a credit facility established by the Partnership with Bank of America, N.A. On May 16, 2000, EXCO acquired an additional 4.1% limited partnership interest in the Partnership. On July 3, 2001, the Partnership conveyed all of its oil and natural gas property interests to its partners and began the process to dissolve the Partnership. Also on July 3, 2001, EXCO acquired additional interests in the properties from two of the limited partners for $8.8 million (approximately $7.5 million after contractual adjustments). In addition, EXCO received an assignment of the existing Partnership hedge contract. Borrowings under the Partnership credit facility of $3.9 million were also repaid at the time of the acquisition and the credit facility was canceled.

  PrimeWest Properties Acquisition.

        On December 18, 2001, Addison, our Canadian subsidiary, acquired oil and natural gas properties located in Alberta, Canada. As of December 31, 2001, total proved reserves net to our interest included approximately 3.6 million barrels of oil and NGLs, and 27.1 Bcf of natural gas. Estimated daily production, net to our interest, in December 2001, was approximately 600 barrels of oil and NGLs, and 4,100 Mcf of natural gas from the acquired properties. The effective date of this transaction was December 18, 2001. The purchase price was approximately $33.8 million or CDN $53.6 million cash ($33.6 million or CDN $53.3 million after contractual adjustments), funded with borrowings under our Canadian credit agreement.

        Significant transactions which closed during 2002 are more fully described below.

  Medicine River Properties Acquisition.

        On April 29, 2002, Addison acquired oil and natural gas properties located in the Medicine River, Garrington, Gull Lake and Sylvan Lake areas in Alberta, Canada. The effective date of this transaction was January 1, 2002. As of January 1, 2002, estimated total proved reserves net to our interest included approximately 1.6 million Bbls of oil and NGLs, and 19.5 Bcf of natural gas. The purchase price was approximately $25.8 million or CDN $40.5 million ($24.7 million or CDN $36.3 million after contractual adjustments), funded with borrowings under our U.S. and Canadian credit agreements.

  DJ Basin Properties Acquisition.

        On November 1, 2002, we acquired oil and natural gas properties located in the DJ Basin in Colorado. As of October 1, 2002, estimated total proved reserves net to our interest included approximately 2.1 Mmbbls of oil and NGLs, and 13.5 Bcf of natural gas from 111 gross (103 net) wells. Net daily production in September 2002, was approximately 630 Bbls of oil and NGLs, and 3.7 Mmcf of natural gas. The purchase price was approximately $22.0 million cash ($21.1 million after contractual adjustments), funded with $19.7 million of bank debt from our U.S. credit agreement and $1.4 million from surplus cash.

  Pro Forma Results of Operations.

        The following reflects the pro forma results of operations as though the acquisition of the STB Energy Properties, Addison Energy Inc., and the PrimeWest Properties, the related borrowings and our

5% convertible preferred stock offering had been consummated on January 1, 2001. The remaining acquisitions were all less than 20% of our total assets when purchased.

	Year Ended December 31,
	2001	2002
	(In thousands, except per share data) (Unaudited)
Revenues	$86,008	$73,103
Earnings (loss) on common stock	$(38,077)	$(6,223)
Income (loss) per share before extraordinary item:
Basic	$(5.29)	$(0.88)
Diluted	$(5.29)	$(0.88)

12.    Concentration of Credit Risk

        During 2002, sales of oil to Plains All American, Inc. and affiliates and sales of natural gas to Engage Energy America, LLC accounted for 21.6% and 14.5%, respectively, of our total oil and natural gas revenues. If we were to lose any one of our oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of our oil and natural gas in that particular purchaser's service area. If we were to lose a purchaser, we believe we could identify a substitute purchaser. During 2002, several large wholesale purchasers of natural gas experienced significant downgrades in their credit ratings. As a result, many of these companies have either significantly reduced their level of natural gas purchases or have discontinued their purchases of natural gas. Although, we do not believe that we have yet been significantly impacted by these changes, the loss of these large natural gas purchasers could have a detrimental effect on the natural gas market in general and on our ability to find purchasers for our natural gas.

        During 2001, sales of oil to Plains All American, Inc. and affiliates, and sales of natural gas to Western Gas Resources, Inc. accounted for 14.5% and 11.8%, respectively, of our total oil and natural gas revenues. During 2000, sales of oil and natural gas to three purchasers, Western Gas Resources, Inc., Plains All American, Inc. and Oneok Gas Marketing, LLC accounted for 23.6%, 19.9% and 11.9%, respectively, of our total oil and natural gas revenues.

13.    Acquisition Proposal

        We announced on August 7, 2002, that our Chairman and Chief Executive Officer, Douglas H. Miller, made an offer to purchase all of the outstanding shares of our stock not already owned by Mr. Miller. Mr. Miller currently owns approximately 8.2% of our outstanding common stock and 1.8% of our outstanding 5% convertible preferred stock.

        Under the terms of that offer, the holders of our outstanding shares of common stock would have received $17.00 per share in cash. The holders of our outstanding 5% convertible preferred stock would have received between $17.00 and $18.05 per share in cash depending upon the closing date of the acquisition transaction, which price we were advised took into account the remaining stated dividends at the time the offer was made and the mandatory conversion of the 5% convertible preferred stock on June 30, 2003.

        Our board of directors established a special committee comprised of J. Michael Muckleroy and Stephen F. Smith to consider the proposal, and to evaluate, negotiate and make a recommendation to our full board on the proposal. The special committee retained Bracewell & Patterson, L.L.P. as its legal advisor and Merrill Lynch & Co. as its financial advisor to assist it in evaluating the proposal from Mr. Miller and other proposals it receives. The proposal from Mr. Miller was made subject to the negotiation and execution of a definitive acquisition agreement containing mutually agreeable terms and conditions as are customary in such agreements, including but not limited to customary representations, warranties, covenants and conditions. It was also subject to, among other things, (1) the approval of the transaction by the special committee, our board of directors and our shareholders, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion by the special committee, and (4) the receipt of all necessary regulatory approvals.

        On August 7, 2002, litigation was filed in connection with Mr. Miller's proposed offer. The litigation was filed in the 160th State District Court in Dallas County, Texas, and is captioned Weiser v. EXCO Resources, Inc. et al., Cause No. 02-7065. The complaint was purportedly filed on behalf of our public shareholders and alleges that our current directors breached fiduciary duties owed to our shareholders in connection with Mr. Miller's offer. We are named as a defendant in the litigation. The litigation seeks declaratory and injunctive relief to enjoin our ability to engage in such a transaction with Mr. Miller and the recovery of any compensatory damages that would allegedly be sustained as a result of the transaction. We believe that the allegations contained in the complaint are without merit, and plan to vigorously contest and defend against the litigation.

        On August 12, 2002, litigation was filed in the 162nd State District Court in Dallas County, Texas, and is captioned Birnbaum v. EXCO Resources, Inc., et al, Cause No. 02-07396-I. The complaint was purportedly filed on behalf of our public shareholders and alleges that our current directors breached fiduciary duties owed to our shareholders in connection with Mr. Miller's offer. We are named as a defendant in the litigation. The litigation seeks declaratory and injunctive relief to enjoin our ability to engage in such a transaction with Mr. Miller and the recovery of any compensatory damages that would allegedly be sustained as a result of the transaction. We believe that the allegations contained in the complaint are without merit, and plan to vigorously contest and defend against the litigation.

        On October 25, 2002, the Weiser and Birnbaum cases were consolidated in the 160th District Court. The proceedings have been stayed by the agreement of the parties until Mr. Miller files an offer to purchase us with the SEC or until the setting of a shareholder meeting to approve a merger.

        On December 30, 2002, we announced that we had received a revised proposal for the acquisition of the company by Mr. Miller and his group. The revised proposal increased the consideration for the common stock to $18.00 per share and the consideration for the 5% convertible preferred stock to between $18.00 per share and $18.525 per share, depending upon the date of the closing. The revised proposal took into account the remaining stated dividends at the time the offer was made and the mandatory conversion of the 5% convertible preferred stock on June 30, 2003.

14.    Subsequent Event

        On March 11, 2003, the special committee recommended approval, our board of directors resolved to submit to our shareholders, and we entered into an Agreement and Plan of Merger providing for the merger of ER Acquisitions, Inc., a Texas corporation, and a wholly-owned subsidiary of EXCO Holdings Inc., a Delaware corporation, into EXCO. Following the completion of the merger, ER Acquisitions, Inc. will cease to exist as a separate entity, and EXCO will continue as the surviving corporation of the merger and as a wholly-owned subsidiary of EXCO Holdings Inc. Upon consummation of the merger transaction, our common stock and 5% convertible preferred stock could be delisted from trading on the NASDAQ National Market or any other exchange and the common stock and the 5% convertible preferred stock could become eligible for termination of registration pursuant to Secion 12(g)(4) of the Securities Exchange Act of 1934.

15.    Supplemental Oil and Natural Gas Reserves and Standardized Measure Information (Unaudited)

        We retain independent engineering firms to provide annual year-end estimates of our future net recoverable oil, natural gas and NGL reserves. The estimated proved net recoverable reserves we show below include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves that we may recover through existing wells. Proved undeveloped reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

        Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

Estimated Quantities of Proved Reserves

	United States			Canada			Total
	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Mcfe(1)
	(In thousands)
December 31, 1999	2,744	16,548	370	—	—	—	2,744	16,548	370	35,232
Purchase of reserves in place	10,043	80,279	126	—	—	—	10,043	80,279	126	141,293
New discoveries and extensions	—	—	—	—	—	—	—	—	—	—
Revisions of previous estimates	93	2,543	112	—	—	—	93	2,543	112	3,773
Production	(433)	(3,982)	(89)	—	—	—	(433)	(3,982)	(89)	(7,114)
Sales of reserves in place	(69)	(944)	(54)	—	—	—	(69)	(944)	(54)	(1,682)

December 31, 2000	12,378	94,444	465	—	—	—	12,378	94,444	465	171,502
Purchase of reserves in place	809	23,463	329	3,137	63,901	2,539	3,946	87,364	2,868	128,248
New discoveries and extensions	79	72	—	318	4,611	198	397	4,683	198	8,253
Revisions of previous estimates	(1,200)	(956)	98	425	6,978	160	(775)	6,022	258	2,920
Production	(887)	(6,243)	(96)	(80)	(2,086)	(68)	(967)	(8,329)	(164)	(15,115)
Sales of reserves in place	(126)	(524)	(9)	—	—	—	(126)	(524)	(9)	(1,334)

December 31, 2001	11,053	110,256	787	3,800	73,404	2,829	14,853	183,660	3,616	294,474
Purchase of reserves in place	1,781	18,844	—	1,201	25,839	1,002	2,982	44,683	1,002	68,587
New discoveries and extensions	339	7,774	105	323	17,867	643	662	25,641	748	34,101
Revisions of previous estimates	502	12,777	299	829	(2,850)	(238)	1,331	9,927	61	18,279
Production	(869)	(6,878)	(74)	(399)	(6,565)	(242)	(1,268)	(13,443)	(316)	(22,947)
Sales of reserves in place	(525)	(1,175)	(20)	—	—	—	(525)	(1,175)	(20)	(4,445)

December 31, 2002	12,281	141,598	1,097	5,754	107,695	3,994	18,035	249,293	5,091	388,049

Estimated Quantities of Proved Developed Reserves

	United States			Canada			Total
	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Oil (Bbls)	Natural Gas (Mcf)	NGLs (Bbls)	Mcfe(1)
	(In thousands)
December 31, 2000	8,148	66,497	465	—	—	—	8,148	66,497	465	118,175
December 31, 2001	7,555	87,868	774	3,414	65,230	2,470	10,969	153,098	3,244	238,376
December 31, 2002	9,067	115,222	985	5,425	92,512	3,432	14,492	207,734	4,417	321,188

(1)
Mcfe—Thousand cubic feet equivalent by converting 1 Bbl of oil to 6 Mcf of natural gas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standardized Measure of Discounted Future Net Cash Flows

        We have summarized the standardized measure of discounted net cash flows related to our proved oil, natural gas, and NGL reserves. We have based the following summary on a valuation of proved reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to proved reserves from the purchase of reserves in place, and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, you should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

	United States	Canada	Total
	(In thousands)
Year ended December 31, 2000:
Future cash inflows	$1,192,705	$—	$1,192,705
Future production and development costs	344,013	—	344,013
Future income taxes	274,899	—	274,899

Future net cash flows	573,793	—	573,793
Discount of future net cash flows at 10% per annum	291,357	—	291,357

Standardized measure of discounted future net cash flows	$282,436	$—	$282,436

Year ended December 31, 2001:
Future cash inflows	$453,313	$280,001	$733,314
Future production and development costs	225,167	122,212	347,379
Future income taxes	41,855	47,345	89,200

Future net cash flows	186,291	110,444	296,735
Discount of future net cash flows at 10% per annum	103,206	50,000	153,206

Standardized measure of discounted future net cash flows	$83,085	$60,444	$143,529

Year ended December 31, 2002:
Future cash inflows	$997,524	$683,969	$1,681,493
Future production and development costs	375,879	223,372	599,251
Future income taxes	294,387	175,700	470,087

Future net cash flows	327,258	284,897	612,155
Discount of future net cash flows at 10% per annum	174,335	127,480	301,815

Standardized measure of discounted future net cash flows	$152,923	$157,417	$310,340

        At December 31, 2002, the present value of our future net cash flows before income taxes discounted at 10% was approximately $530.0 million.

        During recent years, prices paid for oil and natural gas have fluctuated significantly. The prices of oil, natural gas and NGLs at December 31, 2000, 2001 and 2002 used in the above table, were $24.82, $17.76 and $29.56 per Bbl of oil, respectively, $9.26, $2.23 and $4.12 per Mcf of natural gas, respectively, and $21.50, $15.09 and $21.96 per Bbl of NGLs, respectively.

Changes in Standardized Measure

        The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	United States	Canada	Total
	(In thousands)
Year ended December 31, 2000:
Sales and transfers of oil and natural gas produced, net of production costs	$(20,526)	$—	$(20,526)
Net changes in prices and production costs	233,572	—	233,572
Extensions and discoveries, net of future development and production costs	—	—	—
Development costs during the period	352	—	352
Changes in estimated future development costs	550	—	550
Revisions of previous quantity estimates	9,880	—	9,880
Sales of reserves in place	(4,740)	—	(4,740)
Purchases of reserves in place	155,648	—	155,648
Accretion of discount before income taxes	3,595	—	3,595
Net change in income taxes	(124,490)	—	(124,490)

Net change	$253,841	$—	$253,841

Year ended December 31, 2001:
Sales and transfers of oil and natural gas produced, net of production costs	$(25,348)	$(5,701)	$(31,049)
Net changes in prices and production costs	(344,892)	(54,809)	(399,701)
Extensions and discoveries, net of future development and production costs	607	6,112	6,719
Development costs during the period	8,340	8,858	17,198
Changes in estimated future development costs	4,356	—	4,356
Revisions of previous quantity estimates	(6,499)	6,836	337
Sales of reserves in place	(1,062)	—	(1,062)
Purchases of reserves in place	41,547	114,120	155,667
Accretion of discount before income taxes	10,147	8,380	18,527
Net change in income taxes	113,453	(23,352)	90,101

Net change	$(199,351)	$60,444	$(138,907)

Year ended December 31, 2002:
Sales and transfers of oil and natural gas produced, net of production costs	$(22,971)	$(21,954)	$(44,925)
Net changes in prices and production costs	90,164	31,336	121,500
Extensions and discoveries, net of future development and production costs	23,415	35,888	59,303
Development costs during the period	7,063	16,121	23,184
Changes in estimated future development costs	2,979	24,281	27,260
Revisions of previous quantity estimates	25,806	981	26,787
Sales of reserves in place	(1,705)	—	(1,705)
Purchases of reserves in place	29,228	50,908	80,136
Accretion of discount before income taxes	28,384	24,595	52,979
Net change in income taxes	(112,525)	(65,183)	(177,708)

Net change	$69,838	$96,973	$166,811

16.    Selected Quarterly Financial Information (Unaudited)

	2002
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)
Total revenues	$14,648	$17,128	$17,701	$23,626
Earnings (loss) on common stock	752	(9,117)	(510)	2,652
Basic earnings (loss) per share	0.10	(1.28)	(0.07)	0.37
Diluted income (loss) per share	0.10	(1.28)	(0.07)	0.37
Total assets	198,033	214,764	210,874	241,174
Long-term debt, less current maturities	51,945	84,865	80,235	97,943
Stockholders' equity	111,076	100,815	95,482	99,884
	2001
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)
Total revenues	$13,663	$17,870	$18,032	$17,375
Impairment of oil and natural gas properties	—	—	45,942	3,633
Uncollectible value of Enron hedges	—	—	—	10,669
Earnings (loss) on common stock	2,962	2,821	(38,819)	(8,964)
Basic earnings (loss) per share	0.43	0.40	(5.41)	(1.25)
Diluted income (loss) per share	0.40	0.37	(5.41)	(1.25)
Total assets	121,421	224,240	166,885	191,056
Long-term debt, less current maturities	56,157	2,151	1,361	44,994
Stockholders' equity	54,137	170,822	133,370	120,379

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  Exhibit (a)(11)
EXCO RESOURCES, INC. INDEX TO AUDITED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
EXCO RESOURCES, INC. CONSOLIDATED BALANCE SHEETS
EXCO RESOURCES, INC. CONSOLIDATED BALANCE SHEETS
EXCO RESOURCES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
EXCO RESOURCES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
EXCO RESOURCES, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS